Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	RALPH M. LEVENE	51 WEST 52ND STREET		JEANNEMARIE O’BRIEN	IAN BOCZKO
HERBERT M. WACHTELL	RICHARD G. MASON	NEW YORK, N.Y. 10019-6150		WAYNE M. CARLIN	MATTHEW M. GUEST
PAUL VIZCARRONDO, JR.	MICHAEL J. SEGAL	TELEPHONE:	(212) 403 -1000	STEPHEN R. DiPRIMA	DAVID E. KAHAN
PETER C. HEIN	DAVID M. SILK	FACSIMILE:	(212) 403 -2000	NICHOLAS G. DEMMO	DAVID K. LAM
HAROLD S. NOVIKOFF	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
MEYER G. KOPLOW	DAVID A. KATZ	GEORGE A. KATZ (1965-1989)		JONATHAN M. MOSES	JOSHUA A. FELTMAN
THEODORE N. MIRVIS	ILENE KNABLE GOTTS	JAMES H. FOGELSON (1967-1991)		T. EIKO STANGE	ELAINE P. GOLIN
EDWARD D. HERLIHY	DAVID M. MURPHY	LEONARD M. ROSEN (1965-2014)		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
DANIEL A. NEFF	JEFFREY M. WINTNER			JOHN F. LYNCH	KARESSA L. CAIN
ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	OF COUNSEL		WILLIAM SAVITT	RONALD C. CHEN
MICHAEL H. BYOWITZ	BEN M. GERMANA			ERIC M. ROSOF	GORDON S. MOODIE
PAUL K. ROWE	ANDREW J. NUSSBAUM	WILLIAM T. ALLEN	DAVID S. NEILL	MARTIN J.E. ARMS	DONGJU SONG
MARC WOLINSKY	RACHELLE SILVERBERG	PETER C. CANELLOS	BERNARD W. NUSSBAUM	GREGORY E. OSTLING	BRADLEY R. WILSON
DAVID GRUENSTEIN	STEVEN A. COHEN	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	DAVID B. ANDERS	GRAHAM W. MELI
STEVEN A. ROSENBLUM STEPHANIE J. SELIGMAN JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III	DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW	KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF	ANDREA K. WAHLQUIST ADAM J. SHAPIRO NELSON O. FITTS JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC	GREGORY E. PESSIN CARRIE M. REILLY MARK F. VEBLEN VICTOR GOLDFELD EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	SABASTIAN V. NILES
		KATHRYN GETTLES-ATWA	AMANDA N. PERSAUD
		ADAM M. GOGOLAK	JEFFREY A. WATIKER

November 9, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services
Gabriel Eckstein, Staff Attorney, Division of Corporation Finance

	Re:	Match Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 2, 2015
File No. 333-207472

Dear Ms. Jacobs and Mr. Eckstein:

On behalf of Match Group, Inc. (“Match” or the “Company”), we are providing Match’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated November 6, 2015 (the “Comment Letter”) with respect to the above-captioned Registration Statement on Form S-1 filed by Match on November 2, 2015 (“Amendment No. 1 to the Registration Statement”).

Concurrently with this letter, Match is filing via the EDGAR system an amendment to the Registration Statement on Form S-1 (“Amendment No. 2 to the Registration Statement”).  Courtesy packets containing a copy of this letter and marked copies of Amendment No. 2 to the Registration Statement (showing changes to Amendment No. 1 to the Registration Statement) are being emailed to the Staff and also sent via Federal Express.  Each of the pages referenced in Match’s responses below corresponds to the page numbers in those courtesy marked copies.

Set forth below in bold are comments from the Comment Letter.  Immediately below each of the Staff’s comments is Match’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the captions used in the Comment Letter. In the responses below, references to “we,” “our,” “us,” and “the Company” refer to Match and its combined subsidiaries.

Unaudited pro forma combined financial statements, page 52

1.              Please disclose in greater detail the nature of the $500.0 million of Match Notes as identified in footnote (f) on page 60.  In this regard, please clarify whether the $500.0 million will be considered a distribution or dividend to IAC since the underlying Notes were IAC’s obligation.  Expand your footnote to describe the reasons for the issuance of these notes and equity adjustment posted to your pro forma financial statements.

Response:  In response to the Staff’s comment, the Company has added greater detail to its description of the Match Notes, including a clarification that the up to $500.0 million of IAC 2022 Notes, or portion thereof, that are exchanged for Match Notes will be considered a distribution to IAC because the underlying notes were IAC’s obligation, in footnote (f) on page 59 of Amendment No. 2 to the Registration Statement.

Quantitative and qualitative disclosures about market risk, page 92

2.              We note your risk factor disclosure on page 34 that borrowings under the credit agreement will be at variable rates of interest and will expose you to interest rate risk. Please tell us your consideration of providing disclosure related to this interest rate risk. Refer to Item 305 of Regulation S-K. Alternatively, such disclosure describing the interest rate terms can be provided in your Pro forma long-term debt table on page 91.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the interest rate risk related to the variable interest rate of borrowings under the Revolving Credit Facility and the Term Loan in footnote (2) to the pro forma long-term debt table on page 90 of Amendment No. 2 to the Registration Statement.

Note 9 — Subsequent Events, page F-19

3.              Please tell us your consideration of disclosing your new Term Loan Facility as a subsequent event. Refer to FASB ASC 855-10-50-2.

Response:  In response to the Staff’s comment, the Company has added disclosure related to the new term facility in Note 9 to the interim financial statements on page F-19 of Amendment No. 2 to the Registration Statement.  We would note that subsequent events were evaluated through November 2, 2015 in the preparation and issuance of the Match interim statements; while additional events have occurred subsequent thereto, as described elsewhere in Amendment No. 2 to the Registration Statement, these events are not disclosed in Note 9 on page F-19.

* * * * *

Please feel free to contact Kendall F. Handler (212 403-1170 or KFHandler@wlrk.com) or Ante Vucic (212 403-1370 or AVucic@WLRK.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Kendall F. Handler
Kendall F. Handler

cc:           Gregg J. Winiarski, Executive Vice President and General Counsel, IAC/InterActiveCorp